March 19, 2015

David Orlic, Special Counsel Office of Mergers & Acquisitions Division of Corporate Finance Securities and Exchanges Commission Washington, DC 20549

Re: Pinnacle Entertainment, Inc. Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE Filed February 27, 2015 File No. 001-13641

Dear Mr. Orlic,

I am writing to respond to the questions raised by your letter of March 10, 2015. Enclosed please find additional supporting documentation to address certain of your questions. For ease of reference, your questions are reproduced here in italic type.

1. Please include a section in your proxy statement explicitly directing shareholders to the company’s proxy statement for the names of, and other required information regarding, the company nominees to the board of trustees.

The section has been added.

Preserving the Right to Annual Director Elections in a Spun-Off Company (Proposal No. 2)

2. Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy materials to the extent necessary, and provide supplemental support where appropriate for any non-conforming statements. By way of example only, the following statements should be clarified as your belief:

 “Firms with classified boards are more likely to make acquisitions that decrease shareholder value and are associated with lower returns to shareholders in the event of a takeover.”
 “Classified boards also tend to award executive pay that is less correlated to performance.”

The above section has been amended to include references to specific findings, with supplemental support. We also enclose additional supporting documentation for this statement for your review.

3. Please provide support for the following statement: “Research on such anti-takeover statutes indicates that they fail to protect shareholder interests.”

We have provided support for the above statement and also enclose additional supporting documentation for your review.

4. Please mark your form of proxy “Preliminary Copy.”

Corrected.

5. Please clarify that the initial Proposal No. 1 relates to the company nominees.

Corrected.

6. Please include a “for” box with respect to your Proposal No. 2.

Corrected.

In addition, UNITE HERE acknowledges we are responsible for the adequacy and accuracy of the disclosures provided in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that UNITE HERE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me in regards to UNITE HERE’s solicitation at jjfueser@Unitehere.org, or 416-893-8570. Andy Kahn, UNITE HERE’s legal counsel in these matters, can be reached at ajk@dcbsf.com, or at 1-415-597-7200.

Sincerely,

JJ Fueser Research Coordinator UNITE HERE